                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*

                              CRYSTAL OIL COMPANY
           _________________________________________________________
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
        ________________________________________________________________
                         (Title of Class of Securities)

                                   229385703
                         _____________________________
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        65 East 55th Street, 33rd Floor
                           New York, New York  10022
                                 (212) 872-1000
       _________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 28, 1995
                    _______________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 11 Pages
                              Exhibit Index: None

                                  SCHEDULE 13D

CUSIP NO. 229385703                                         PAGE 2 OF 11 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 GEORGE SOROS (doing business as SOROS FUND MANAGEMENT)

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  [ ]
                                                   b.  [X]


3        SEC Use Only

4        Source of Funds*

                 AF; PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                 UNITED STATES

                          7       Sole Voting Power
  Number of                                1,752,517
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  1,752,517
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           1,752,517

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
[ ]

13       Percent of Class Represented By Amount in Row (11)

         67.41%

14       Type of Reporting Person*

         IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

                 This Amendment No. 11 to Schedule 13D relates to shares of Common Stock, $.01 par value, of Crystal Oil Company (the "Issuer"). The address of the principal executive offices of the Issuer is 229 Milam Street, Shreveport, Louisiana 71101. This Amendment No. 11 further amends the initial statement on Schedule 13D dated January 31, 1986, as amended (the "Initial Statement"), and is being filed to report the February 28, 1995 payment by the Issuer of a Convertible Subordinated Note due 1997 in the principal amount of $4,228,079. The Convertible Subordinated Note was convertible into 22,182 Shares. This Amendment No. 11 contains information that has been previously reported in the Initial Statement and subsequent amendments thereto because this Amendment No. 11 is the first amendment to be filed by the Reporting Person on EDGAR. The Initial Statement is hereby further amended and supplemented as follows:

ITEM 2.  IDENTITY AND BACKGROUND.

                 This statement is being filed on behalf of Mr. George Soros ("Mr. Soros" or the "Reporting Person") in his individual capacity and in his capacity as sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management ("SFM"). This statement relates to securities owned directly by Mr. Soros and securities held for the accounts of Quantum Fund N.V., a Netherlands Antilles corporation ("Quantum Fund"), and Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners").

                 The principal occupation of Mr. Soros, a U.S. citizen, is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                 SFM is a sole proprietorship of which Mr. Soros is the sole proprietor. It has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager or asset manager to several foreign investment companies, including Quantum Fund and Quantum Partners. SFM's contracts with its clients generally provide that SFM is responsible for designing and implementing the clients' overall investment strategy; for conducting direct portfolio management strategies to the extent SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisers who manage separate portfolios on behalf of the client; and for allocating and re-allocating the clients' assets among them and itself.

                 Quantum Fund is an institutional client of SFM and has granted investment discretion to SFM pursuant to an investment advisory contract (the "SFM Contract"). On August 1, 1993, Quantum Fund formed Quantum Partners as a new operating subsidiary and, effective as of such date, the SFM Contract was amended to include Quantum Partners as a discretionary account client of SFM (together, the "SFM Clients"). A portion of the securities held by Quantum Fund was subsequently transferred to Quantum Partners. The principal office of both Quantum Fund and Quantum Partners is at Kaya Flamboyan 9, Curacao, Netherlands Antilles.

                 The securities of the Issuer held by Quantum Fund and Quantum Partners were originally held by Quantum Overseas N.V. ("Overseas I") a direct, wholly-owned subsidiary of Quantum Fund, and by Quantum Overseas II N.V. ("Overseas II", and together with Overseas I, "Overseas"), a direct, wholly-owned subsidiary of Overseas I. In December 1989, Overseas II was dissolved and most of its assets, including the securities of the Issuer that it held (as described in Item 4 herein), were transferred to Overseas I, its sole shareholder, in a liquidating distribution. In March 1991, Overseas I was dissolved and most of its assets (including the securities of the Issuer that it held) were transferred to Quantum Fund, its sole shareholder, in a liquidating distribution. These intercompany transfers had no reporting consequences for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), as they both involved transactions from a wholly-owned subsidiary to its parent.

                 Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), Mr. Soros (as the sole proprietor and the person ultimately in control of SFM) may be deemed a "beneficial owner" of securities, including the securities of the Issuer, held for the respective accounts of the SFM Clients as a result of the contractual authority of SFM to exercise investment discretion with respect to such securities.

                 During the past five years, neither Mr. Soros nor any other person whose identity must be disclosed pursuant to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 A discussion of the consideration paid for securities of the Issuer is summarized in Item 4 below and incorporated by reference in response to this Item 3.

ITEM 4.  PURPOSE OF TRANSACTION.

                 On February 2, 1987, pursuant to the Issuer's plan of reorganization under Chapter 11 of the Bankruptcy Code, as amended, Overseas received i) 21,226,326 shares of common stock, $.01 par value (the "Old Common Stock"), ii) 230,345 $.125 warrants, iii) 230,345 $.15 warrants, iv) 230,345
$.25 warrants, v) 46,302,124 $.075 warrants, vi) 39,687,308 $.10 warrants, vii)
26,458,205 shares of Senior Convertible Preferred Stock (the "Senior Preferred Stock") and viii) a Convertible Secured Note in the amount of $39,687,432.
Such securities were received in exchange for 59,551 shares of the pre-bankruptcy common stock and $66,145,720 principal amount of 15% Senior Secured Notes due June 15, 1995 (the "Senior Notes"). The shares of the pre-bankruptcy common stock and the Senior Notes were the sole consideration for the issuance of the shares of Old Common Stock and the Senior Preferred Stock. In the aggregate, assuming conversion of all derivative securities held by Overseas at such time, Overseas was the beneficial owner of 504,696,552 shares of Old Common Stock.

                 On January 28, 1988, the Issuer's articles of incorporation were amended to provide for the reclassification of each share of the Issuer's Old Common Stock into one two-hundredth of a share of new common stock, $.01 par value (the "New Common Stock"), and for authorization to issue up to 31,500,000 shares of New Common Stock.

                 Effective February 23, 1988, Overseas entered into an agreement (the "Tripartite Agreement") with the Issuer and Crystal Acquisition Company, Inc. ("CAC") pursuant to which the

Issuer agreed to raise, through a series of transactions, between $24,000,000 and $31,000,000 in equity capital, to reduce the principal amount outstanding under Non-Interest Bearing Convertible Subordinated Secured Notes due 1997 (the "NIBC Notes") from approximately $73,000,000 to less than $28,000,000 through a New Common Stock exchange offer and to obtain the consent of the holders of the NIBC Notes to the release of the liens granted pursuant to the NIBC Notes.

                 In connection with the transactions contemplated by the Tripartite Agreement, Overseas entered into a separate agreement with CAC, effective as of February 23, 1988 (the "Option Agreement"), pursuant to which CAC agreed to pay an aggregate of $1,000,000 for (a) the purchase of one-half of the rights which Overseas was to receive in the rights offering of the New Common Stock (the "Rights Offering"), and (b) an option exercisable at a future date to purchase one-half of the securities of the Issuer then held by Overseas at an exercise price of $11 million, subject to adjustment as set forth therein. Pursuant to the Option Agreement, Overseas also agreed to grant to CAC, at the time of the sale of the rights ("Rights") to CAC, an irrevocable proxy, relating to all voting rights associated with the voting securities to which the option applied, which proxy was to become effective from the commencement of any extension in the duration of the option. Copies of the Tripartite Agreement and the Option Agreement are attached as Exhibits D and E, respectively, to Amendment No. 2 to the Initial Statement and are incorporated herein by reference.

                 On November 18, 1988, Overseas acquired 2,579,615 shares of New Common Stock from the Issuer in exchange for $39,686,385 face amount of NIBC Notes at an exchange rate of 65 shares for each $1000 principal amount of NIBC Notes.

                 On December 7, 1988, Overseas acquired 595,261 shares of New Common Stock from the Issuer through conversion of 26,457,179 shares of the Senior Preferred Stock, at a conversion rate of 0.0225 of a share of New Common Stock for each share of Senior Preferred Stock.

                 On December 28, 1988, Overseas received 3,275,082 Rights to purchase shares of New Common Stock from the Issuer pursuant to the Rights Offering. Overseas paid no separate consideration for any of the Rights issued in the Rights Offering.

                 On January 9, 1989, Overseas exercised 1,637,541 Rights and received 3,370,059 shares of New Common Stock at an exercise price of $1.53 per New Share from the Issuer. The source of funds was general investment funds of Overseas.

                 On January 10, 1989, Overseas sold 1,637,541 Rights to CAC in a privately-negotiated transaction pursuant to the Option Agreement.

                 As of July 12, 1989 Overseas and CAC entered into a new option agreement (the "New Option Agreement"), under which CAC granted to Overseas, for the price of $50,000, an option to purchase 8,581,603 shares of New Common Stock (adjusted for any stock dividend, stock split or combination or similar recapitalization of the Issuer between the date of the New Option Agreement and the closing of such option) as well as CAC's right under Section 2.01(c) of the Tripartite Agreement to purchase from the Issuer 1,833,457 shares of New Common Stock (the "201(c) Rights"). The New Option Agreement provided that it was to be exercised by Overseas during the period from August 1, 1989 through August 10, 1989, and was to be exercised only for the total number of shares covered therein and the transfer of the 2.01(c) Rights. The total exercise price for the shares of New Common

Stock was $15,850,000. Overseas exercised its rights under the New Option Agreement on August 1, 1989. A copy of the New Option Agreement is attached as Exhibit G to Amendment No. 3 to the Initial Statement and is incorporated herein by reference.

                 On July 14, 1989 Overseas and CAC entered into an amendment to the Option Agreement (the "First Amendment"), providing that the exercise period provided for in the Option Agreement would run from July 12, 1989 through September 29, 1989. The First Amendment also provided that the Option Agreement would terminate if the New Option Agreement were exercised and the transactions contemplated thereunder were completed. At the same time, Overseas, CAC and the Issuer entered into a Fourth Amendment to Tripartite Agreement dated as of July 12, 1989 (the "Fourth Amendment"), which provided that CAC's acquisition of 1,833,457 shares of New Common Stock pursuant to the 2.01(c) Rights was not to occur earlier than October 2, 1989. A copy of the First Amendment and the Fourth Amendment are attached as Exhibits H and I, respectively, to Amendment No. 3 to the Initial Statement and are incorporated herein by reference.

                 On September 15, 1989, upon the closing of the New Option Agreement, Overseas acquired from CAC 8,581,603 New Shares, along with the right to purchase from the Issuer 1,833,457 additional shares of New Common Stock pursuant to Section 2.01(c) of the Tripartite Agreement, at the agreed exercise price of $15,850,000 which was paid by means of the transfer to CAC of $15,850,000 in principal amount of certain promissory notes payable to Overseas by Harken Energy Corporation, an affiliate of CAC. The right to purchase additional shares of New Common Stock pursuant to Section 2.01(c) of the Tripartite Agreement was transferred pursuant to a letter agreement dated September 14, 1989 among Overseas I and CAC (the "Letter Agreement"). A copy of the Letter Agreement is attached as Exhibit J to Amendment No. 4 to the Initial Statement and is incorporated herein by reference.

                 In December 1989, Mr. Soros expended $1,444,381.00 of his personal funds to acquire from Overseas 806,470 shares of New Common Stock, 32,687,208 $.075 Warrants to purchase 163,406 shares of New Common Stock and 27,266,098 $.10 Warrants to purchase 136,330 shares of New common Stock.

                 As of April 21, 1992, the Issuer and Quantum Fund entered into an Agreement (the "April 1992 Agreement"), pursuant to which: (a) Quantum Fund agreed to purchase the shares of New Common Stock (subject to certain adjustments) that it had the right to purchase pursuant to Section 2.01(c) of the Tripartite Agreement (the "2.01(c) Shares") within 30 days after the approval at the annual meeting of the Issuer's shareholders (the "Annual Meeting") of either (i) a proposal to effect a 100 to one reclassification of the shares of New Common Stock and a nine share to one share dividend (the "Reclassification Proposal"); (b) Quantum Fund agreed to vote all of the shares of New Common Stock, the shares of Senior Preferred Stock and the shares of Series A Convertible Voting Preferred Stock, $.01 par value (the "Series A Stock") beneficially owned by Quantum Fund for approval of the Reclassification Proposal; and (c) the Issuer agreed to cause the 2.01(c) Shares to be listed on the American Stock Exchange, Inc. as soon as possible after the Annual Meeting. A copy of the April 1992 Agreement is attached as Exhibit N to Amendment No. 8 to the Initial Statement and is incorporated herein by reference.

                 At the Annual Meeting, the Issuer's shareholders approved the Reclassification Proposal and on May 29, 1992 (the "Effective Date"), (a) one new, reclassified share of common stock, $.01 par value ("Reclassified Share") was issued to each holder of 100 shares of New Common Stock in exchange for such 100 shares of New Common Stock, and (b) each holder of any Reclassified Shares received nine Reclassified Shares for each Reclassified Share held. Pursuant to this reclassification, Quantum Fund received 1,442,026 Reclassified Shares in exchange for the 14,420,276 shares of New Common Stock that it held prior to the reclassification and Mr. Soros received 80,647 Reclassified Shares in exchange for the 806,470 shares of New Common Stock that he held prior to the reclassification.

                 Also at the Annual Meeting, the Issuer's shareholders approved the issuance and sale of the 2.01(c) Shares to Quantum Fund, and on June 26, 1992, the Issuer issued 183,346 Reclassified Shares at a price of $15.2125 per Reclassified Share in full satisfaction of its obligations under the Tripartite Agreement, as amended, and the April 1992 Agreement. The number of 2.01(c) Shares issued was adjusted pursuant to the April 1992 Agreement to reflect the reclassification of the Shares as described in the preceding paragraph.
Quantum Fund expended a total of $2,789,151 of its general investment funds in order to acquire such Reclassified Shares.

                 On March 17, 1993, Quantum Fund acquired 624,540 shares of the Issuer's Series A Stock at a price of $0.039 per share in a transaction executed in the over-the-counter market. Quantum Fund expended a total of $24,357.06 of its general investment funds to purchase such Series A Stock. On March 30, 1994, the 873,247 shares of Series A Stock held by Quantum Fund were converted into 2,707 Reclassified Shares.

                 On February 28, 1995, the Issuer paid in full (i) a Convertible Subordinated Note due 1997 (a "Convertible Note") in the principal amount of $4,228,079 held by Quantum partners and (ii) a Convertible Note in the principal amount of $100,000 held by Mr. Gary Gladstein, a Managing Director of SFM and a member of the Board of Directors of the Issuer. The Convertible Note held by Quantum Partners was convertible into 22,182 Shares and the Convertible Note held by Mr. Gladstein was convertible into 518 Shares.

                 Except has set forth above, the Reporting Person acquired the securities of the Issuer for its own account or for the account of the SFM Clients for investment purposes, and the Reporting Person does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) The aggregate number of Shares of which Quantum Fund may be deemed a beneficial owner is 183,346 (approximately 7.05% of the total number of Shares outstanding).

                          The number of Shares of which Quantum Partners may be
deemed a beneficial owner is 1,458,551 Shares (approximately 56.10% of the total number of Shares which would be outstanding assuming the exercise or conversion by Quantum Partners of all of the warrants and convertible securities of the Issuer that it holds). This number consists of (i) 1,444,720 Shares; (ii) 6,397 Shares issuable upon exercise of its 12,795,331 $.075 warrants; (iii) 5,455 Shares issuable upon exercise of its 10,911,024 $.10 warrants; and (iv) 1,979 Shares issuable upon conversion of 878,752 Shares of Senior Preferred Stock.

                          The aggregate number of Shares of which Mr. Soros may
be deemed the beneficial owner is 1,752,517 (approximately 67.41% of the total number of Shares that would be outstanding assuming the exercise or conversion of all of the warrants and convertible securities of the Issuer beneficially owned by Mr. Soros). This number includes (i) 80,647 Shares owned directly;
(ii) 16,340 Shares issuable upon exercise of the 32,681,208 $.075 warrants held by Mr. Soros; (iii) 13,633

Shares issuable upon exercise of the 27,266,098 $.10 warrants held by Mr. Soros; and (iv) the 1,641,897 Shares beneficially owned by Quantum Fund and Quantum Partners as described above.

                          Gary Gladstein, a Managing Director of SFM and a
member of the Board of Directors of the Issuer, owns 2,100 Shares.

                 (b) SFM has the sole power to direct the voting and disposition of the Shares held by Quantum Fund. Mr. Soros has the sole power to vote and to dispose of the Shares he owns directly.

                 (c) Except as described in Item 4 hereof, which is incorporated in this Item 5(c) by reference, there have been no transactions in the Shares effected since January 9, 1995 (the 60 days prior to the date hereof).

                 (d) The shareholders of the SFM Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by the respective SFM Clients (including the Shares) in accordance with their respective share ownership interests in the SFM Clients. Mr. Soros has the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held directly by him.

                 (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS IN RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Except as set forth above and as described in Item 4 hereto, the Reporting Person does not currently have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 (a) Joint Filing Agreement, dated as of March 23, 1987 by and between Quantum Overseas N.V. and Mr. George Soros (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

                 (b) Power of Attorney dated March 23, 1987 granted by Quantum Overseas N.V. in favor of Mr. George Soros and Mr. Gary Gladstein (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

                 (c) Power of Attorney dated January 27, 1987, granted by Mr. George Soros in favor of Mr. Gary Gladstein (filed as Exhibit C to the Initial Statement are incorporated herein by reference).

                 (d) Tripartite Agreement dated as of February 12, 1988 among Crystal Oil Company, Crystal Acquisition Company, Inc., Quantum Overseas N.V. and Quantum Overseas II N.V. (filed as Exhibit D to Amendment No. 2 to the Initial Statement and incorporated herein by reference).

                 (e) Option Agreement dated as of February 12, 1988, between Crystal Acquisition Company, Inc. and Quantum Overseas N.V. and Quantum Overseas II N.V. (filed as Exhibit E to the Initial Statement and incorporated herein by reference).

                 (f) Power of Attorney dated January 3, 1989 granted by Mr. George Soros in favor of Mr. Gary Gladstein (filed as Exhibit F to Amendment No. 3 to the Initial Statement and incorporated herein by reference).

                 (g) Option Agreement dated as of July 12, 1989 among Quantum Overseas N.V., Quantum Overseas II N.V. and Crystal Acquisition Company, Inc. (filed as Exhibit G to Amendment No. 3 to the Initial Statement and incorporated herein by reference).

                 (h) First Amendment to Option Agreement dated as of July 12, 1989 among Quantum Overseas N.V., Quantum Overseas II N.V. and Crystal Acquisition Company, Inc. (filed as Exhibit H to Amendment No. 3 to the Initial Statement and incorporated herein by reference).

                 (i) Fourth Amendment to Tripartite Agreement dated as of July 12, 1989 among Crystal Oil Company, Quantum Overseas N.V., Quantum Overseas II N.V. and Crystal Acquisition Company, Inc. (filed as Exhibit I to Amendment No. 3 to the Initial Statement and incorporated herein by reference).

                 (j) Letter Agreement dated September 14, 1989 among Crystal Acquisition Company, Inc., Quantum Overseas N.V. and Quantum Overseas II N.V. (filed as Exhibit J to Amendment No. 4 to the Initial Statement and incorporated herein by reference).

                 (k) Joint filing Agreement dated as of May 12, 1993 by and between Quantum Fund N.V. and Mr. George Soros (filed as Exhibit K to the Amendment No. 8 to the Initial Statement and incorporated herein by reference).

                 (l) Power of Attorney dated May 19, 1992 granted by Quantum Fund N.V. in favor of Mr. George Soros, Mr. Gary Gladstein and Mr. Sean Warren (filed as Exhibit L to Amendment No. 8 to the Initial Statement and incorporated herein by reference).

                 (m) Power of Attorney dated December 11, 1991 granted by Mr. George Soros in favor of Mr. Sean C. Warren (filed as Exhibit M to Amendment No. 8 to the Initial Statement and incorporated herein by reference).

                 (n) Letter Agreement dated April 21, 1992 by and between Crystal Oil Company and Quantum Fund N.V. (filed as Exhibit N to Amendment No. 8 to the Initial Statement and incorporated herein by reference).

                 (o) Voting Trust Agreement dated as of November 4, 1994 by and among Quantum Fund N.V., Quantum Partners LDC, Mr. George Soros and Mr. James R. Bauman as the Voting Trustee (filed as Exhibit B to Amendment No. 9 to the Initial Statement and incorporated herein by reference).

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date:  March 10, 1995                              GEORGE SOROS


                                              /s/ Sean C. Warren
                                        By:________________________________
                                                  Sean C. Warren
                                                 Attorney-in-Fact

                                    ANNEX A


                 The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                             Scott K. H. Bessent
                                Walter Burlock
                            Stanley Druckenmiller
                                Arminio Fraga
                                Gary Gladstein
                              Robert K. Jermain
                              Donald H. Krueger
                               Elizabeth Larson
                             Gabriel S. Nechamkin
                                 Steven Okin
                                 Dale Precoda
                              Lief D. Rosenblatt
                               Mark D. Sonnino
                                Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been
(i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.



E:\DO\SEC\CRYSTAL.N12